Lexington Resources, Inc.
7473 West Lake Mead Road
Las Vegas, Nevada 89128
Tel: (702) 382-5139

July 16, 2008

FILED BY EDGAR

The United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4561

Attention:          Ms. Carmen Moncada-Terry

Dear Sirs/Mesdames:

Lexington Resources, Inc.
Registration Statement on Form SB-2, originally filed on July 3, 2006, as amended on
August 7, 2006, August 28, 2006, October 3, 2006 and January 25, 2007
Commission File No. 333-135576
Form RW - Request for Withdrawal

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Lexington Resources, Inc. (the "Company") hereby makes application to withdraw its Registration Statement on Form SB-2, File Number 333-135576 (the "Registration Statement"), relating to the offering of 16,065,000 shares of the Company's common stock by the selling shareholders named in the Registration Statement.

The Company has determined to request withdrawal of the Registration Statement due to the anticipated cost and timeframe of responding to comments received from the Securities and Exchange Commission (the "Commission"). No securities have been sold under the Registration Statement.

Accordingly, we request that the Commission grant this application to withdraw the Registration Statement.

Thank you for your attention to this matter.

Yours truly,

Lexington Resources, Inc.

By:    /s/ Grant Atkins
____________________________
Grant Atkins
President & Chief Executive Officer